Exhibit (i)(7)

ROPES & GRAY LLP

PRUDENTIAL TOWER

800 BOYLSTON STREET

BOSTON, MA 02199

January 28, 2022

Sterling Capital Funds

434 Fayetteville Street, Suite 500

Raleigh, NC 27612

Ladies and Gentlemen:

You have registered under the Securities Act of 1933, as amended (the “1933 Act”) an indefinite number of shares of beneficial interest (“Shares”) of the Sterling Capital Funds (“Trust”), as permitted by Rule 24f-2 under the Investment Company Act of 1940, as amended (the “1940 Act”). You propose to file a post-effective amendment on Form N-1A (the “Post-Effective Amendment”) to your Registration Statement as required by Section 10(a)(3) of the 1933 Act and the Rules thereunder and Section 8(b) of the 1940 Act and the rules thereunder with respect to, among other series and share classes of the Trust, Class R6 Shares of beneficial interest of Sterling Capital Short Duration Bond Fund, Sterling Capital Real Estate Fund (formerly Sterling Capital Stratton Real Estate Fund) and Sterling Capital Small Cap Value Fund (formerly Sterling Capital Stratton Small Cap Value Fund) (each, a “Fund,” and collectively, the “Funds”), as described in said Registration Statement.

We have examined your Agreement and Declaration of Trust on file in the office of the Secretary of the Commonwealth of Massachusetts and the Clerk of the City of Boston. We have also examined a copy of your Bylaws and such other documents, receipts and records as we have deemed necessary for the purpose of this opinion.

Based upon the foregoing, we are of the opinion that the issue and sale of the authorized but unissued Class R6 Shares of each Fund have been duly authorized under Massachusetts law. Upon the original issue and sale of your authorized but unissued Class R6 Shares of each Fund and upon receipt of the authorized consideration therefore in an amount not less than the net asset value of the Class R6 Shares of each Fund established and in force at the time of their sale (plus any applicable sales charge), the Class R6 Shares of each Fund issued will be validly issued, fully paid and non-assessable.

The Trust is an entity of the type commonly known as a “Massachusetts business trust.” Under Massachusetts law, shareholders could, under certain circumstances, be held personally liable for the obligations of the Trust. However, the Agreement and Declaration of Trust provides for indemnification out of the property of a particular Fund for all loss and expenses of any shareholder of that Fund held personally liable solely by reason of his being or having been a shareholder. Thus, the risk of shareholder liability is limited to circumstances in which that Fund itself would be unable to meet its obligations.

We understand that this opinion is to be used in connection with the filing of the Post-Effective Amendment. We consent to the filing of this opinion with and as part of your Post-Effective Amendment.

Sincerely,

/s/ Ropes & Gray
Ropes & Gray LLP